26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

June 29, 2018

CONFIDENTIAL

Ms. Barbara C. Jacobs, Assistant Director
Ms. Folake Ayoola, Special Counsel
Mr. Stephen Krikorian, Accountant Branch Chief
Mr. Ryan John, Staff Accountant
Office of Information Technologies and Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Opera Limited Registration Statement on Form F-1 CIK No. 0001737450

Dear Ms. Jacobs, Ms. Ayoola, Mr. Krikorian and Mr. John:

Our client, Opera Limited (the “Company”), a foreign private issuer incorporated with limited liability under the laws of the Cayman Islands, today publicly filed its registration statement on Form F-1 (the “Registration Statement”) as well as certain exhibits thereto via EDGAR to the Securities and Exchange Commission (the “Commission”). To facilitate your review, the Company is delivering to the staff of the Commission (the “Staff”) via hand delivery five courtesy copies of this letter and the Registration Statement, marked to show changes to the draft registration statement that was confidentially submitted to the Commission on June 8, 2018 (the “Draft Registration Statement”).

The Company respectfully advises the Staff that it plans to file another amendment to the Registration Statement containing the preliminary prospectus with the estimated offering size and price range on or around July 13, 2018, and to commence the roadshow for the proposed offering no earlier than 15 days after the date hereof. In accordance with the Jumpstart Our Business Startups Act, the Company is filing publicly all draft registration statements confidentially submitted to the Commission. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

Office of Information Technologies and Services Division of Corporation Finance Securities and Exchange Commission June 29, 2018 Page 2

Furthermore, in response to the Staff’s comment contained in the Staff’s letter dated June 26, 2018 on the Company’s Draft Registration Statement, we set forth the Company’s response below. The Staff’s comment is repeated below in bold and is followed by the Company’s response. We have included a page reference in the Registration Statement where the language addressing the comment appears. In addition to the amendments made in response to the Staff’s comments, the Company has updated the Registration Statement to include (i) its consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018, and (ii) other information and data to reflect the new developments since the submission of the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please revise the chart on page 5 to clearly indicate that Opera Limited will be the Group’s holding company prior to completion of the offering.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 52 of the Registration Statement.

Results of Operations

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Operating Revenue and Other Income, page 66

2.	Please expand your disclosures to clarify why revenue increased year over year. For example, it is unclear whether your operating revenue increased as a results of volume, pricing, or a combination of both. Refer to Section III.D of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 68 and 70 of the Registration Statement.

Note 25. Share-based payments, page F-43

3.	Please confirm that your only issuance of RSUs subsequent to year-end are the 2,490,000 RSUs that are currently disclosed. Clarify if you determined whether the fair value of the RSUs included in this issuance is different than those issued in 2017. In this regard, please tell us how you determined the fair value for RSUs issued during 2018 and describe any differences between the valuations in 2018 as compared to 2017.

Office of Information Technologies and Services Division of Corporation Finance Securities and Exchange Commission June 29, 2018 Page 3

In response to the Staff’s comment, the Company confirms that all issuances of RSUs subsequent to December 31, 2017 are disclosed in the Registration Statement. Of the 2,490,000 RSUs that were disclosed in note 31 of the consolidated financial statements as granted subsequent to December 31, 2017, 2,440,000 RSUs were granted in February 2018 and 50,000 were awarded in April 2018. Following the issuance of the audited consolidated financial statements on May 8, 2018, there was one additional award of 90,000 RSUs. These two awards are disclosed note 11 to the interim condensed consolidated financial statements included in the Registration Statement.

The Company further confirms that the fair values of the RSUs granted in 2018 were different than those granted in 2017. The fair value of RSUs granted during the first quarter of 2018 and significant assumptions used in the valuation are disclosed in note 7 to the interim condensed consolidated financial statements included in the Registration Statement.

The basis for determining the fair value of RSU grants in 2017 and 2018 were Monte Carlo simulations using relevant inputs and assumptions. In determining the fair value of the underlying equity in 2017, the Company considered the value indicated from Kunhoo Software LLC’s acquisition of Opera Software AS, the financial results of the Company as of the grant date and its financial outlook in addition to the relative proximity from the transaction date to the RSU award dates. In 2018, the Company updated the analysis utilized in 2017 as well as valuations of comparable companies. The above information is also summarized on pages 79–80 of the Registration Statement.

4.	Please clarify the legal entity that issued the restricted share units. If one of your subsidiaries issued these RSUs, tell us if you intend to replace the RSUs with those issued by the parent entity. Otherwise, tell us your consideration of recording the RSUs as noncontrolling interests. Refer to paragraphs 22 through 24 of IFRS 10 and paragraph 30 of IFRS 3.

The Company respectfully submits that the RSUs were granted by Kunhoo Software Limited (Hong Kong), an intermediate holding company. The terms of the program, to which all existing awards are subject, stipulate that under certain conditions, including an initial public offering, all rights and obligations under the plan will be transferred to the entity that engages in the IPO, and all RSU awards will be replaced by awards issued by such entity. On June 19, the program was transferred to Opera Limited, the parent entity. The number of RSUs granted to each recipient will also be adjusted based on the relevant share ratio between Opera Limited and the program’s assumed 500 million shares as described in note 25 to the consolidated financial statements included the Registration Statement.

Office of Information Technologies and Services Division of Corporation Finance Securities and Exchange Commission June 29, 2018 Page 4

Note 31. Events after the reporting period, page F-52

5.	We note your disclosure regarding the formation of Opera Limited. Please consider disclosing the terms for converting the members' equity interest in the Group into equity interest in Opera Limited. Clarify your statement that “existing members of Kunhoo Software LLC exchange their interests in Kunhoo Software LLC for shares having substantially the same rights in Opera Limited.” In this regard, describe the capital structure of Opera Limited and indicate whether existing members will receive preferential shares. In addition, you should consider including pro forma effects on the Group's equity and earnings (loss) per share on the face of the financial statements to reflect this exchange of equity interests.

The members’ equity interest in Kunhoo Software LLC was exchanged for the ordinary shares in Opera Limited on June 25, 2018. The ownership distribution of Opera Limited and Kunhoo Software LLC were the same and the only purpose for such exchange is to include Opera Limited as the listing entity of the group. The Company further confirms that all outstanding shares of Opera Limited are ordinary shares and no preferential shares have been issued to any existing members of Opera Limited.

The Company respectfully submits that as the exchange took place after the issuance of the audited consolidated financial statements for 2017, it is not detailed under the subsequent events in note 31 to these statements. However, the exchange is described in further detail in the interim financial statements of Opera Limited, and it is clarified under subsequent events in note 7 to the interim condensed consolidated financial statements that the membership interest was exchanged for the ordinary shares. As it relates to earnings (loss) per share, the Company has expanded the sections headed “Summary Consolidated Historical and Pro Forma Financial Information” and “Selected Consolidated Historical and Pro Forma Financial Information” at pages 12 and 54 in the Registration Statement to include information of pro forma earnings (loss) per share. The Company considers such disclosure to be preferable as the historical financial statements are those of a limited liability company that did not have any share capital.

General

6.	We note your response to prior comment 17. Please revise the prospectus cover page to provide Mr. Yahui Zhou’s significant ownership interest and voting power in the company.

In response to the Staff’s comment, the Company has revised the disclosure on the cover of the Registration Statement.

* * *

Office of Information Technologies and Services Division of Corporation Finance Securities and Exchange Commission June 29, 2018 Page 5

If you have any questions regarding the Registration Statement, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Ben James at ben.james@kirkland.com, +852 3761 3412 (work) or +852 5183 3813 (cell). Questions pertaining to accounting and auditing matters may be directed to Frode Jacobsen, Chief Financial Officer, at frodej@opera.com, +47 975 77 930 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ David Zhang

David T. Zhang

Enclosures

c.c.	Yahui Zhou, Chairman of the Board and Chief Executive Officer, Opera Limited
Frode Jacobsen, Chief Financial Officer, Opera Limited
Aaron McParlan, Esq., General Counsel, Opera Limited
Ben James, Esq., Partner, Kirkland & Ellis International LLP
Dan Ouyang, Esq. Partner, Wilson Sonsini Goodrich & Rosati
Weiheng Chen, Esq., Partner, Wilson Sonsini Goodrich & Rosati